Mail Stop 4561

July 28, 2005

James W. McLane
Chairman and Chief Executive Officer
Healthaxis Inc.
7301 North State Highway 161
Suite 300
Irving, Texas 75039

      Re: Healthaxis Inc.
              Registration Statement on Form S-3
              Filed June 27, 2005
              File No. 333-126146

Dear Mr. McLane:

      We have limited our review of your registration statement to those issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1.   We note that this registration statement covers 3,333,333 shares of common stock underlying a warrant issued to Tak Investments, Inc. We further note that this warrant allows Tak Investments to exercise the warrant for up to 2,222,222 shares, but allows Healthaxis the right to call the exercise of this warrant for up to 3,333,333 shares under certain conditions. Considering that Tak Investments has the right to appoint up to three designees to the board of Healthaxis and the board

(including the Tak Investment designee(s)) must unanimously agree to call the exercise of the warrant, it appears that Tak Investment retains some amount of investment control regarding the compelled exercise of this warrant. Accordingly, please provide us with an analysis of why the shares underlying this warrant are eligible for registration at this time, given the apparent investment decision that remains in the hands of Tak Investments through its designees on your board.

2.   We also note that this registration statement includes 2,777,777 shares underlying the two additional warrants issued to Tak Investments, Inc. on May 13, 2005. It appears from exhibits 10.3 and 10.4 to the Form 8-K filed May 17, 2005, that the maximum number of shares that may be purchased upon the exercise of these warrants is, in part, contingent upon the number of shares purchased from the exercise of warrant 2005-01, which is described in the comment above. Since the number of shares Tak Investments is eligible to purchase under these warrants is contingent upon its investment decisions with respect to warrant 2005-01, it appears that the 1,666,665 shares underlying the contingent part of these warrants are not eligible for registration at this time because Tak Investments has a subsequent investment decision to make before the number of shares eligible for purchase upon the exercise of these warrants is determined. Please revise your registration statement accordingly or provide us with an analysis of why the 1,666,665 additional shares may be included in the registration statement.

3.   As a follow-up to the two comments above, please provide us with a detailed analysis as to whether your offer of warrants to Tak Investments was completed prior to the filing of this registration statement. In this regard, we note that all three warrants are exercisable for amounts of shares that have not yet been determined and are contingent on future investment decisions by Tak Investments.

Front Cover

4.   We note from your risk factor disclosure on page 8 that you currently have effective registration statements for the registration of the resale of a substantial number of shares of your common stock. Please include a brief description of all concurrent public offerings in the prospectus and expand your front cover page to disclose the existence of these concurrent offerings and to indicate the number of shares covered by the other registration statements.

Selling Shareholders, page 11

5.   Please expand the filing to describe the material transactions and relationships between Healthaxis and each of the selling shareholders during the past three

years. See Item 507 of Regulation S-K. The transactions whereby the shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares or warrants received by them. For example, while we note the disclosure you have provided in your prospectus summary, in this section you do not appear to provide a meaningful description of the terms of the warrants issued to Tak Investments or the warrants issued to Triple Tree, LLC. Additionally, your current disclosure provides no information regarding the value of the services provided in exchange for the warrants granted to TripleTree. Ensure that your next amendment is revised to provide all of the information noted above.

6.   Please confirm that none of the selling shareholders is an affiliate of a broker-dealer.

Plan of Distribution, page 12

7.   You indicate that selling shareholders may create short positions in the offered securities in connection with the offering. In your response letter, please advise us that Healthaxis and the selling shareholders are aware of CF Tel. Interp. A.65.

8.   Tell us what steps you have implemented to ensure that each of the selling shareholders will conduct the distribution in accordance with Regulation M. See paragraph (b)(7) of Rule 461 of Regulation C. In this regard, we note your disclosure that the anti-manipulation provisions of Regulation M may apply to the selling shareholders' sales in the market. Please revise your disclosure to state clearly that the selling shareholders will be subject to the Exchange Act rules, including Regulation M.

Item 16. Exhibits, page II-2

9.   All agreements memorializing the issuance transactions regarding shares being registered for the accounts of the selling shareholders should be filed as exhibits to the registration statement. For example, while we note that you have filed the Stock and Warrant Purchase Agreement and related warrants as exhibits to your Form 8-K filed May 17, 2005, such documents should be included on the exhibit index and specifically incorporated by reference from your prior filing. Additionally, ensure that all agreements governing your relationship with TripleTree are filed, as well. See Item 601(b)(1)(10)(ii) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or Sara Kalin at (202) 551-3454. If you require further assistance, you may call me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile at (214) 740-8800</u>
      John B. McKnight, Esq.
      Locke Liddell & Sapp, LLP
      Telephone: (214) 740-8000